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DEC 30 2008

Washington, DC
106

SECUR 08033272 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: WallStreet Electronica, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5201 Blue Lagoon Drive
(No. and Street)

Miami	Florida	33126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francisco Otalvaro 888-925-5783
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Francisco Otalvaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or WallStreet Electronica, Inc., as of September 30 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YOLANDE A. DAVIS
Notary Public - State of Florida
My Commission Expires Feb 5, 2012
Commission # DD 755654

Yolande A. Davis 12/29/08

Public Notary

Signature

President

Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET*E FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	11
Report on Internal Control Structure as Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3	12

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Board of Directors
WallStreet*E Financial Services, Inc.

We have audited the accompanying statement of financial condition of WallStreet*E Financial Services, Inc. as of September 30, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WallStreet*E Financial Services, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital, calculation of aggregate indebtedness and report on internal control are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

December 22, 2008

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$ 109,354
Good faith deposit held by clearing broker	123,371
Receivables from clearing broker and other broker-dealers	207,919
Receivable from income taxes	10,000
Property and equipment, net of accumulated depreciation of $4,151	1,470
Deposit and other assets	10,283
Total assets	$ 462,397

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 55,971
Total liabilities	55,971
Stockholders' equity:	
Common stock, par value $.001, 1,000 issued and outstanding	1
Additional paid-in capital	348,797
Retained earnings	57,628
Total stockholders' equity	406,426
Total liabilities and stockholders' equity	$ 462,397

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

REVENUES:	
Commissions and fees	$ 4,077,952
Management and related fees	119,876
Interest and dividends	537,750
Investment and trading	7,927
Unrealized Gain/(Loss)	(3,457)
Other	95,343
Insurance settlement	30,000
Total revenue	4,865,391
EXPENSES:	
Commissions and fees	2,433,633
Other operating costs	1,101,299
Clearing costs	319,111
Compensation	520,720
Telephone and communications	430,618
Licenses and registrations	84,980
Quotation and research	45,210
Total expenses	4,935,571
Net loss before income taxes	(70,180)
Provision for tax benefit	10,000
Net loss	$ (60,180)

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	Capital Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-In Capital	Earnings	Equity
Balance, October 1, 2007	1,000	$ 1	$ 348,797	$ 117,808	$ 466,606
Net loss	-	-	-	(60,180)	(60,180)
Balance, September 30, 2008	1,000	$ 1	$ 348,797	$ 57,628	$ 405,426

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Operating activities:	
Net loss	$ (60,180)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	194
Changes in assets and liabilities:	
Receivables from clearing broker	(49,347)
Good faith deposit held by clearing broker	8,889
Receivable from income taxes	(10,000)
Deposit	(247)
Accounts payable and accrued expenses	13,984
Net cash used in operating activities	(96,707)
Cash flow from investing activities:	
Purchase of equipment	(1,664)
Net cash used in financing activities	(1,664)
Decrease in cash during the year	(98,371)
Cash at the beginning of the year	207,725
Cash at the end of the year	$ 109,354
Supplemental information:	
Income taxes paid during the year	$ -
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

WALLSTREET*E FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

WallStreet*E Financial Services, Inc. (the "Company") formerly known as WallStreet Electronica, Inc. was incorporated on August 14, 1997 in the state of Florida and changed its name during July 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates one office in Miami, Florida. The Company provides web-based internet brokerage services to individuals and corporate customers, and it also provides support to stock brokers, investment advisors, money managers and financial institutions that need web-based handling of their transactions for their clients. The Company uses the technology of Broker WebStation, Inc., (a related party company), and BellSouth/IBM e-commerce to offer web hosting services and internet data circuits to its customers. The Company is an introducing broker-dealer and clears its trades through Ridge Clearing and Outsourcing Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts to actual collections, as necessary.

Good faith clearing deposit held by clearing broker – The Company's Clearing Broker holds a good faith deposit that it may use to cover any securities transactions that do not close. The good faith deposit is comprised of marketable securities and cash. The marketable securities represent treasury notes held for trading purposes. Marketable securities are recorded at fair value and investment income is recorded in earnings as incurred.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over three to five years. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Securities transactions - Securities transactions are recorded on a trade date basis.

Advertising – Advertising is expensed as incurred and there was no advertising expense during the year ended September 30, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

3. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2008, the Company paid a company owned by two of its stockholders, approximately $89,000 for technical services.

4. GOOD FAITH DEPOSIT

The Company has agreed to maintain a minimum good faith deposit of $125,000 with the Clearing Broker. As of September 30, 2008, the Company had on deposit $123,371 of which $535 was in cash and $122,836 in marketable securities. Income earned on the marketable securities is recorded as interest income. The Clearing Broker has not declared nor intends to declare a default under the contract since the total amount on deposit is under $125,000.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2008:

Equipment	$ 5,621
Less accumulated depreciation	(4,151)
	$ 1,470

Depreciation recorded for the year ended September 30, 2008 was $194.

5. INCOME TAXES

Since the Company has experienced a loss for the year ended September 30, 2008, it has an estimated loss carry forward or loss carry back of approximately $47,400 after taking into effect permanent and temporary tax differences. The Company had a taxable income of approximately $76,000 for the year ended September 30, 2007. By carrying back the $47,400 to 2007, the Company will obtain an approximate tax refund of $10,000. Therefore, a tax benefit and a tax receivable of $10,000 have been recorded for the year ended September 30, 2008. There is no tax carry forward for future years at September 30, 2008.

6. COMMITMENTS

Effective July 1, 2008, the Company entered into a lease for office space encompassing approximately 2,000 square feet. The lease has a term of five years (60 months) from the effective date and contains no renewal options. The lease has been personally guaranteed by the President of the Company. All lease payments are subject to state and local sales tax. The Company is also obligated to pay $1,000 per annum for five years commencing March 1, 2009 for leasehold improvements undertaken by the lessor.

Future minimum rental obligations (not including sales tax) are as follow:

Year ended September 30:

2009	$ 61,900
2010	63,727
2011	65,609
2012	67,548
2013	34,765
	$ 293,549

Rent expense for the year ended September 30, 2008 was $34,869.

7. CONTINGENCIES

The Company has been named in certain matters brought before the NASD filed by clients of its correspondents or by prior correspondent/brokers in the normal course of business. Management intends to fight all claims vigorously that have been brought forth, and management believes outcomes of the matters will not have a material effect on the financial condition of the Company. During the year ended September 30, 2008, the Company's insurance carrier paid $30,000 to complete the settlement of an arbitration matter and to cover certain legal expenses. An equal amount of expense was also recorded under other operating costs.

8. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its banks or its clearing broker that exceed levels insured by the banks and clearing broker. At September 30, 2008, $9,354 was on deposit in excess of the banks' insured amounts. However, management of the Company believes the money to be secure.

9. OFF-BALANCE-SHEET RISK AND LOSS ON TRANSACTION

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of September 30, 2008, the Company's net capital was $376,523 as defined by the SEC, which was $326,523 in excess of its minimum net capital requirement of $50,000, which amount was greater than 6 2/3% of aggregate indebtedness ($3,731). The Company's percentage of aggregate indebtedness to net capital was approximately 14.9%.

11. RECONCILIATION OF NET CAPITAL

The differences in the net capital computation shown on the Company's September 30, 2008 FOCUS IIA is shown in the attached required supplemental information to the audited financial statements. The difference results from audit adjustments outlined in the reconciliation portion.

REQUIRED SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2008

WALLSTREET*E FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

Calculation of Net Capital:

Total stockholders' equity	$ 406,426
Adjustment for fidelity bond	(9,000)
	397,426
Adjustments to deduct non-allowable assets:	
Deposits and worthless securities	(11,753)
Net capital before haircuts on securities positions	385,673
Haircuts on securities positions:	
U. S. Treasury Notes and long positions	(9,150)
Net capital	$ 376,523

Computation of basic net capital:

Net capital	$ 376,523
Less: minimum net capital based on the greater of $50,000 or 6 2/3% of aggregate indebtedness ($4,498)	(50,000)
Excess net capital	$ 326,523

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 305,022
Audit adjustments:	
Adjustment to remove tax liability	11,500
Adjustment to record tax benefit	10,000
Rounding	1
Net capital per above	$ 326,523

WALLSTREET*E FINANCIAL SERVICES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

CALCULATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 55,971
Total aggregate indebtedness	$ 55,971
Percentage of aggregate indebtedness to net capital	14.9%
6 2/3% of aggregate indebtedness	$3,731

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
WallStreet*E Financial Services, Inc.

In planning and performing my audit of the financial statements of WallStreet*E Financial Services, Inc. (the "Company") for the year ended September 30, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tuohly, Seland & Retoff, P.A.

December 22, 2008

END